Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF SUPERVISORS BY THE CBIRC

AND RESIGNATION OF SUPERVISOR

Reference is made to (i) the announcement of China Life Insurance Company Limited (the “Company”) dated 30 June 2021 in relation to, among others, the election of Mr. Niu Kailong as a Non-employee Representative Supervisor of the seventh session of the board of supervisors of the Company (the “Board of Supervisors”) at the annual general meeting of the Company held on the same day, and (ii) the announcement of the Company dated 2 August 2021 in relation to the election of Mr. Lai Jun as an Employee Representative Supervisor of the seventh session of the Board of Supervisors at the sixth extraordinary meeting of the third session of the employee representative meeting of the Company.

The Company has recently received the approval issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of each of Mr. Niu Kailong and Mr. Lai Jun as a Supervisor of the Company has been approved by the CBIRC. The term of office of each of Mr. Niu Kailong and Mr. Lai Jun commenced on 14 October 2021. Please refer to the circular of the annual general meeting of the Company dated 16 April 2021 for the biographical details of Mr. Niu Kailong, and the announcement of the Company dated 2 August 2021 for the biographical details of Mr. Lai Jun.

In addition, due to adjustment of work arrangements, Mr. Han Bing has, on 18 October 2021, tendered his resignation as a Non-employee Representative Supervisor of the Company. The resignation took effect on the same day.

Mr. Han Bing has confirmed that he has no disagreement with the Board of Supervisors and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Han Bing for his contribution to the Company during his tenure of service.

Commission File Number 001-31914

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 19 October 2021

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang,
Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie,
Lam Chi Kuen, Zhai Haitao